Exhibit 99.(d)(9)

FEE WAIVER AGREEMENT

THIS FEE WAIVER AGREEMENT (the “Agreement”) is signed as of May 1, 2009 by Credit Suisse Asset Management, LLC (the “Investment Adviser”) and Credit Suisse Trust (the “Trust”), on behalf of its series, International Equity Flex III Portfolio (the “Portfolio”).

WHEREAS, the Investment Adviser has entered into an Investment Advisory Agreement, dated October 1, 2006, with the Trust, on behalf of the Portfolio (the “Investment Advisory Agreement”), whereby the Investment Adviser provides certain management and investment advisory services to the Portfolio;

WHEREAS, the Investment Adviser desires to waive a portion of its investment advisory fee in order to maintain the investment advisory fee below a certain level;

WHEREAS, the Investment Adviser understands and intends that the Portfolio will rely on this Agreement in preparing a registration statement on Form N-1A and in accruing the expenses of the Portfolio for purposes of calculating net asset value and for other purposes, and expressly permits the Portfolio to do so; and

WHEREAS, the shareholders of the Portfolio will benefit from the ongoing waivers by incurring lower Portfolio operating expenses than they might incur absent such waivers.

NOW THEREFORE, in consideration of the mutual covenants set forth herein and other good and valuable consideration, the receipt of which is hereby acknowledged, the parties hereto agree as follows:

1.             The Investment Adviser agrees to waive a portion of its investment advisory fee to the extent necessary so that the annual investment advisory fee incurred by the Portfolio does not exceed 1.00% of the Portfolio’s average daily net assets.

2.             This Agreement shall terminate on the effective date of an amendment to the Investment Advisory Agreement setting out that the investment advisory fee for the Portfolio shall equal the lesser of: (i) an annual fee calculated at an annual rate of 1.00% of the Portfolio’s average daily net assets or (ii) a monthly fee of 1/12 of 1.20% of the average daily closing net asset value of the Portfolio, adjusted by a performance fee based on the Portfolio’s performance relative to its previous benchmark, the MSCI Emerging Markets Free Index, during a performance adjustment period, unless the Investment Adviser shall notify the Trust of the earlier termination of this Agreement upon not less than 30 days prior notice to the Trust.

This Agreement shall be governed by, and construed and enforced in accordance with, the laws of the State of New York without giving effect to the choice of law or conflict of law provisions.

This Agreement may be executed in any number of counterparts, which together shall constitute one instrument.  Delivery of an executed counterpart signature page of this Agreement by telecopy shall be effective as delivery of a manually executed counterpart of this Agreement.

IN WITNESS WHEREOF, the Investment Adviser and the Trust, on behalf of the Portfolio, have agreed to this Fee Waiver Agreement as of the day and year first above written.

CREDIT SUISSE ASSET MANAGEMENT, LLC

By:	George R. Hornig
Name:	George R. Hornig
Title:	Chief Executive Officer

CREDIT SUISSE TRUST, on behalf of its series, International Equity Flex III Portfolio

By:	George R. Hornig
Name:	George R. Hornig
Title:	Chief Executive Officer and President